Issuer Free Writing Prospectus dated November 14, 2014

Supplementing the Preliminary Prospectus dated November 7, 2014

Registration Statement No. 333-198754

NeuroDerm Ltd.
Pricing Term Sheet—November 13, 2014

4,500,000 Ordinary Shares

NeuroDerm Ltd. (the “Issuer”) has filed a registration statement (including a prospectus (the “Preliminary Prospectus”) dated November 7, 2014) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the registration statement containing the Preliminary Prospectus, click the following link: http://www.sec.gov/Archives/edgar/data/1598696/000104746914008977/a2222122zf-1a.htm. Copies of the Preliminary Prospectus relating to this offering may also be obtained by contacting Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Ave, 2nd Floor, New York, NY 10022, by telephone at (877) 547-6340 or by email at Prospectus_Department@Jefferies.com or Cowen and Company, LLC, c/o Broadridge Financial Services, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (631) 274-2806 or by fax at (631) 254-7140.

Issuer:	NeuroDerm Ltd.

Stock Symbol / Exchange:	NDRM / Nasdaq Global Market

Price to Public:	$10.00 per ordinary share

Ordinary Shares Offered by the Issuer:	4,500,000 ordinary shares

Option to Purchase Additional Shares from the Issuer:	675,000 ordinary shares

Ordinary Shares Outstanding Immediately After This Offering:	16,996,960 ordinary shares (or 17,671,960 if the underwriters exercise in full their option to purchase additional ordinary shares)

Pro Forma Cash and Cash Equivalents:	$4,533 thousand (including $797 thousand received by the Issuer pursuant to the cash exercise of certain warrants held by the Issuer’s shareholders)

Pro Forma as Adjusted Cash and Cash Equivalents:	$44,583 thousand (including $797 thousand received by the Issuer pursuant to the cash exercise of certain warrants held by the Issuer’s shareholders)

Underwriting Discount:	$3.15 million (or approximately $3.62 million if the underwriters’ option to purchase additional shares is exercised)

Net Proceeds to the Issuer (After Deducting the Underwriting Discount and Estimated Offering Expenses):	$39.5 million (or approximately $45.7 million if the underwriters’ option to purchase additional shares is exercised)

Use of Proceeds:	The Issuer currently intends to use the net proceeds it receives from this offering as follows:

•                  approximately $16 million with respect to its ND0612H product candidate through the completion of a bioequivalence study in Europe and the initiation of phase III clinical trials in the United States in the first half of 2016;

•                  approximately $18 million with respect to its ND0612L product candidate through the commencement of two pivotal phase III clinical trials in 2015 in the United States and Europe to support an NDA submission to the FDA (but not to fund the completion of such clinical trials or receipt of marketing approval); and

•                  approximately $1 million to $2 million to advance the development of other product candidates.

The Company expects to use the balance of the net proceeds for working capital and general corporate purposes.

Trade Date:	November 14, 2014

Expected Closing Date:	November 19, 2014

CUSIP:	M74231 107

Underwriters:	Jefferies LLC Cowen and Company, LLC Oppenheimer & Co. Inc. Roth Capital Partners, LLC

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.